FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No. 1   Director Shareholding dated 02 June 2004
No. 2   FRN Variable Rate Fix dated 04 June 2004
No. 3   FRN Variable Rate Fix dated 04 June 2004
No. 4   FRN Variable Rate Fix dated 04 June 2004

Document No. 1

                               NORTHERN ROCK PLC

                     NOTIFICATION OF ACQUISITION OF SHARES
                   BY NORTHERN ROCK QUEST COMPANY LIMITED

The Trustees of the Northern Rock Qualifying Employee Share Ownership Trust, Northern Rock Quest Company Limited ("QUEST") hereby give notice that the Executive Directors of Northern Rock plc namely:

A J Applegarth
D F Baker
R F Bennett

have a potential interest in QUEST and that on 28 May 2004 the Trustees of QUEST acquired the following ordinary shares in the Company:

No of Shares    Price per Share    Percentage of Issued Share Capital

15245           GBP7.21            0.004

Subsequent to the acquisition, the above shares were transferred to participants in the Northern Rock Sharesave Scheme, reducing the QUEST's holding and the Executive Directors' interest in the aforementioned 15245 shares to nil.

Document No. 2


Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 4,450,000.00
    MATURING: 03-Mar-2010
    ISSUE DATE: 09-Mar-2004
    ISIN: XS0188155674

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
03-Jun-2004 TO 03-Sep-2004 HAS BEEN FIXED AT 4.833750 PCT.

DAY BASIS 92/365

INTEREST PAYABLE VALUE 03-Sep-2004 WILL AMOUNT TO
GBP 121.84 PER GBP 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 3

Northern Rock PLC

RE: NORTHERN ROCK PLC
    EUR 850,000,000.00
    MATURING: 05-Mar-2007
    ISSUE DATE: 05-Mar-2002
    ISIN: XS0143908472

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
07-Jun-2004 TO 06-Sep-2004 HAS BEEN FIXED AT 2.246000 PCT.

DAY BASIS 91/360

INTEREST PAYABLE VALUE 06-Sep-2004 WILL AMOUNT TO
EUR 5.68 PER EUR 1,000.00 DENOMINATION.
EUR 56.77 PER EUR 10,000.00 DENOMINATION.
EUR 567.74 PER EUR 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 4

Northern Rock PLC

RE: NORTHERN ROCK PLC
    USD 17,649,000.00
    MATURING: 06-Sep-2005
    ISSUE DATE: 04-Sep-2001
    ISIN: XS0135159647

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
07-Jun-2004 TO 07-Sep-2004 HAS BEEN FIXED AT 1.410000 PCT.

DAY BASIS 92/360

INTEREST PAYABLE VALUE 07-Sep-2004 WILL AMOUNT TO
USD 3.60 PER USD 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  07 June 2004          By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary